# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baosheng Media Group Holdings Ltd, CIK 0001811216
CUSIP: G08908124
Title of class of securities: Ordinary shares, $0.0096 par value per share
Address of issuer's principal executive offices: EAST FLOOR 5, BUILDING NO. 8, XISHANHUI SHIJINGSHAN DISTRICT, BEIJING, China (F4), 100041
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-019876
Filed by CIK 0001908639

## Reporting persons
- PBCY Investment Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 57,561; shared voting power 156,250; sole dispositive power 57,561; shared dispositive power 156,250; aggregate amount beneficially owned 213,811 (13.93% of the class)
  Comment: (1) The number reported in Item 5 and Item 7 represents 57,561 ordinary shares held in the brokerage account of PBCY Investment Limited, a British Virgin Islands company, which holds exclusive voting and dispositive power to these shares.
  
  (2) The number reported in Item 6 and Item 8 represents 156,250 ordinary shares held of record by PBCY Investment Limited, a British Virgin Islands company owned as to 86.35% by Pubang Landscape Architecture (HK) Co., Ltd., which in turn is wholly owned by Pubang Landscape Architecture Co., Ltd., a joint stock company established in the PRC with limited liability.
  
  (3) The beneficial ownership percentage reported in Item 11 is calculated based on 1,534,487 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.
- Pubang Landscape Architecture (HK) Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 156,250; sole dispositive power 0; shared dispositive power 156,250; aggregate amount beneficially owned 156,250 (10.18% of the class)
  Comment: (1) The number reported in Item 6 and Item 8 represents 156,250 ordinary shares beneficially owned by Pubang Landscape Architecture (HK) Co., Ltd., held indirectly through its 86.35% owned subsidiary, PBCY Investment Limited, a British Virgin Islands company.
  
  (2) The beneficial ownership percentage reported in Item 11 is calculated based on 1,534,487 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.
- Pubang Landscape Architecture Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 156,250; sole dispositive power 0; shared dispositive power 156,250; aggregate amount beneficially owned 156,250 (10.18% of the class)
  Comment: (1) The number reported in Item 6 and Item 8 represents 156,250 ordinary shares beneficially owned by Pubang Landscape Architecture Co., Ltd., held indirectly through its wholly owned subsidiary, Pubang Landscape Architecture (HK) Co., Ltd., which in turn beneficially owns 156,250 ordinary shares through its 86.35% owned subsidiary, PBCY Investment Limited, a British Virgin Islands company.
  
  (2) The beneficial ownership percentage reported in Item 11 is calculated based on 1,534,487 ordinary shares of the Issuer issued and outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: Baosheng Media Group Holdings Ltd
Address of issuer's principal executive offices: EAST FLOOR 5, BUILDING NO. 8 XISHANHUI SHIJINGSHAN DISTRICT, BEIJING PEOPLE'S REPUBLIC OF CHINA 100041

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a "Reporting Person" and collectively as the "Reporting Persons":
(i) PBCY Investment Limited
(ii) Pubang Landscape Architecture (HK) Co., Ltd.
(iii) Pubang Landscape Architecture Co., Ltd.
Address of principal business office or, if none, residence:
Address of the Principal Business Office of each of the Reporting Persons is:
34F, Fortune Century Square
No. 13 Hai'an Road, Tianhe District
Guangzhou, People's Republic of China 510627
Citizenship:
(i) PBCY Investment Limited

British Virgin Islands

(ii) Pubang Landscape Architecture (HK) Co., Ltd.

Hong Kong

(iii) Pubang Landscape Architecture Co., Ltd.

People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference to Item 9 of the cover page for each Reporting Person.
Percent of class: Incorporated by reference to Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to Schedule 13G/A filed by the Reporting Persons on September 30, 2024)

## Signatures
- PBCY Investment Limited: /s/ Xinxia Liu, Xinxia Liu/Director (01/27/2025)
- Pubang Landscape Architecture (HK) Co., Ltd.: /s/ Cheng Yu, Cheng Yu/Director (01/27/2025)
- Pubang Landscape Architecture Co., Ltd.: /s/ Guolong Yang, Guolong Yang/Director (01/27/2025)